Exhibit 99.1

Interim Consolidated Financial Statements

SR TELECOM INC.
For the three and six months ended June 30, 2005 and 2004
(unaudited)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Earnings
(in thousands of dollars, except for per share amounts)

	For the Three Months ended June 30th,
	2005			2004
				Amended (note 15)
	(unaudited)			(unaudited)
	Wireless	Telecommunications		Wireless	Telecommunications
	Telecommunications	Service		Telecommunications	Service
	Products	Provider	Consolidated	Products	Provider	Consolidated
Revenue
Equipment	9,457	-	9,457	26,141	-	26,141
Services	3,512	-	3,512	5,418	-	5,418
Telecommunications	-	4,719	4,719	-	5,039	5,039
Total revenue	12,969	4,719	17,688	31,559	5,039	36,598
Cost of revenue
Equipment	7,799	-	7,799	15,389	-	15,389
Services	2,122	-	2,122	2,959	-	2,959
Total cost of revenue	9,921	-	9,921	18,348	-	18,348
Gross profit	3,048	4,719	7,767	13,211	5,039	18,250
Agent commissions	371	-	371	2,083	-	2,083
Selling, general and administrative expenses	9,616	5,979	15,595	12,146	4,760	16,906
Research and development expenses, net	2,997	-	2,997	7,546	-	7,546
Restructuring, asset impairment and other charges (note 5)	16,548	-	16,548	12,719	-	12,719
Operating (loss) earnings	(26,484)	(1,260)	(27,744)	(21,283)	279	(21,004)
Interest expense, net	(1,714)	(748)	(2,462)	(1,227)	(734)	(1,961)
(Loss) gain on foreign exchange	(120)	(235)	(355)	1,102	(1,511)	(409)
Loss before income taxes	(28,318)	(2,243)	(30,561)	(21,408)	(1,966)	(23,374)
Income tax expense	(116)	-	(116)	(6)	-	(6)
Net loss	(28,434)	(2,243)	(30,677)	(21,414)	(1,966)	(23,380)
Weighted average number of common shares outstanding (note 6)			17,610			17,610
Net loss per share, basic and diluted	(1.61)	(0.13)	(1.74)	(1.22)	(0.11)	(1.33)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Earnings
(in thousands of dollars, except for per share amounts)

	For the Six Months ended June 30th
	2005			2004
				Amended (note 15)
	(unaudited)			(unaudited)
	Wireless	Telecommunications		Wireless	Telecommunications
	Telecommunications	Service		Telecommunications	Service
	Products	Provider	Consolidated	Products	Provider	Consolidated
Revenue
Equipment	19,421	-	19,421	42,691	-	42,691
Services	6,311	-	6,311	10,468	-	10,468
Telecommunications	-	9,853	9,853	-	9,646	9,646
Total revenue	25,732	9,853	35,585	53,159	9,646	62,805
Cost of revenue
Equipment	16,097	-	16,097	26,581	-	26,581
Services	3,682	-	3,682	5,649	-	5,649
Total cost of revenue	19,779	-	19,779	32,230	-	32,230
Gross profit	5,953	9,853	15,806	20,929	9,646	30,575
Agent commissions	911	-	911	2,677	-	2,677
Selling, general and administrative expenses	19,457	10,763	30,220	25,332	9,626	34,958
Research and development expenses, net	6,521	-	6,521	14,808	-	14,808
Restructuring, asset impairment and other charges (note 5)	16,548	-	16,548	12,719	-	12,719
Operating (loss) earnings	(37,484)	(910)	(38,394)	(34,607)	20	(34,587)
Interest expense, net	(3,249)	(1,445)	(4,694)	(2,266)	(1,492)	(3,758)
(Loss) gain on foreign exchange	(332)	(767)	(1,099)	651	(2,248)	(1,597)
Loss before income taxes	(41,065)	(3,122)	(44,187)	(36,222)	(3,720)	(39,942)
Income tax expense	(256)	-	(256)	(298)	(25)	(323)
Net loss	(41,321)	(3,122)	(44,443)	(36,520)	(3,745)	(40,265)
Weighted average number of common shares outstanding (note 6)			17,610			15,668
Net loss per share, basic and diluted	(2.34)	(0.18)	(2.52)	(2.33)	(0.24)	(2.57)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Deficit
For the Six Months ended June 30th,
(in thousands of dollars)

	2005	2004
		Amended (note 15)
	(unaudited)	(unaudited)
Deficit, beginning of period as previously reported	(180,561)	(90,941)
Cumulative effect of adoption of new accounting policy (note 3)	-	(272)
Deficit, beginning of period as restated	(180,561)	(91,213)
Net loss	(44,443)	(40,265)
Share issue costs	-	(3,214)
Deficit, end of period	(225,004)	(134,692)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Balance Sheets
As at June 30th, 2005 and December 31st, 2004
(in thousands of dollars)

	2005	2004
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	5,148	4,549
Short-term restricted cash (note 12)	2,045	1,394
Accounts receivable, net	29,868	47,500
Income taxes receivable	1,202	911
Inventory (note 5)	41,803	59,556
Prepaid expenses and deposits	5,500	3,504
	85,566	117,414
Investment tax credits	13,150	13,150
Long-term accounts receivable, net (note 4)	5,737	5,644
Long-term restricted cash (note 12)	502	493
Property, plant and equipment, net	81,321	85,442
Intangible assets, net	4,043	4,494
Other assets, net (note 8)	5,233	987
	195,552	227,624
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 13 and 14)	51,870	55,682
Customer advances	2,189	1,932
Current portion of lease liability	6,415	5,043
Current portion of long-term debt (note 10)	1,005	106,680
	61,479	169,337
Long-term credit facility (note 9)	12,153	-
Long-term lease liability	1,191	3,577
Long-term liability (note 13)	1,840	1,810
Long-term debt (note 10 and 11)	110,553	260
	187,216	174,984
Shareholders' equity
Capital stock (note 6)	219,653	219,653
Warrants (note 6)	13,029	13,029
Contributed surplus (notes 3 and 6)	658	519
Deficit (note 3)	(225,004)	(180,561)
	8,336	52,640
	195,552	227,624

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Cash Flows
For the Three Months ended June 30th,
(in thousands of dollars)

	2005	2004
		Amended (note 15)
	(unaudited)	(unaudited)
Cash flows used in operating activities
Net loss	(30,677)	(23,380)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,076	3,199
Restructuring, asset impairment and other charges (note 5)	16,548	1,352
Loss (gain) on disposal of property, plant and equipment	2	(104)
Asset write-down	71	38
Stock-based compensation (note 6)	70	72
Future income taxes	-	279
Increase in lease liability	150	-
Changes in operating assets and liabilities:
Decrease in long-term accounts receivable	-	61
Decrease in non-cash working capital items	2,600	6,490
Unrealized foreign exchange	(3)	373
Net cash used in operating activities	(8,163)	(11,620)
Cash flows from (used in) financing activities
Issuance of long-term credit facility (note 9)	12,386	-
Repayment of bank indebtedness	-	(2,300)
Repayment of long-term lease liability	-	(1,322)
Repayment of long-term debt	-	(5,367)
Net cash from (used in) financing activities	12,386	(8,989)
Cash flows (used in) from investing activities
Decrease in restricted cash	446	1,026
Purchase of property, plant and equipment	(501)	(1,322)
Proceeds on sale of property, plant and equipment	64	231
Purchase of short-term investments	-	(930)
Proceeds on sale of short-term investments	-	23,686
Increase in other assets	(4,403)	-
Net cash (used in) from investing activities	(4,394)	22,691
(Decrease) increase in cash and cash equivalents	(171)	2,082
Cash and cash equivalents, beginning of period	5,319	8,479
Cash and cash equivalents, end of period	5,148	10,561
Supplemental Information
Cash paid for:
Interest	1,395	4,339
Income taxes	7	91

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Cash Flows
For the Six Months ended June 30th,
(in thousands of dollars)

	2005	2004
		Amended (note 15)
	(unaudited)	(unaudited)
Cash flows used in operating activities
Net loss	(44,443)	(40,265)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,811	6,381
Restructuring, asset impairment and other charges (note 5)	16,548	1,352
Gain on disposal of property, plant and equipment	(64)	(83)
Asset write-down	130	65
Stock-based compensation (note 6)	139	112
Future income taxes	-	435
Increase in lease liability	150	-
Changes in operating assets and liabilities:
Decrease in long-term accounts receivable	-	1,571
Decrease in non-cash working capital items	17,042	2,205
Unrealized foreign exchange	401	1,042
Net cash used in operating activities	(4,286)	(27,185)

Cash flows from financing activities
Issuance of long-term credit facility (note 9)	12,386	-
Repayment of bank indebtedness	-	(3,000)
Repayment of long-term lease liability	(1,314)	(2,851)
Repayment of long-term debt	-	(5,367)
Proceeds from issue of shares and warrants, net of share issue costs	-	46,787
Net cash from financing activities	11,072	35,569

Cash flows used in investing activities
(Increase) decrease in restricted cash	(651)	1,547
Purchase of property, plant and equipment	(1,112)	(2,395)
Proceeds on sale of property, plant and equipment	332	231
Purchase of short-term investments	-	(41,213)
Proceeds on sale of short-term investments	-	35,573
Increase in other assets	(4,756)	-
Net cash used in investing activities	(6,187)	(6,257)
Increase in cash and cash equivalents	599	2,127
Cash and cash equivalents, beginning of period	4,549	8,434
Cash and cash equivalents, end of period	5,148	10,561

Supplemental Information
Cash paid for:
Interest	1,404	4,424
Income taxes	41	107

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Notes to the Unaudited Interim Consolidated Financial Statements
For the Second Quarters ended June 30th, 2005 and 2004

1.	Basis of Presentation

The preparation of financial statements in conformity with Canadian generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as long-term contracts, allowance for doubtful accounts receivable, inventory obsolescence, product warranty, amortization, asset valuations, impairment assessments, taxes, restructuring and other provisions and contingencies.

The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the annual audited consolidated financial statements prepared in accordance with Canadian GAAP for the year ended December 31, 2004, except as described in note 3. In the opinion of management, the unaudited interim consolidated financial statements contain all adjustments of a normal recurring nature necessary to present fairly the financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with SR Telecom's annual audited consolidated financial statements for the years ended December 31, 2004 and 2003. These interim financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

2.	Going Concern Assumption

The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Corporation’s continuation as a going concern is dependent upon, amongst other things, the continuing support of the Corporation’s lenders, attaining a satisfactory sales level, the support of its customers, continued sales to the Corporation’s customers, a return to profitable operations and the ability to generate sufficient cash from operations, financing arrangements and new capital to meet its obligations as they become due. These matters are dependent on a number of items outside of the Corporation’s control and there is uncertainty about the Corporation’s ability to successfully conclude on such matters.

The consolidated financial statements do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis is not appropriate for these consolidated financial statements, significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

During the second quarter ended June 30, 2005, the following transactions and other actions, aimed at addressing the uncertainties described above, occurred:

•
On July 21, 2005, SR Telecom launched its previously announced offer to exchange its outstanding $71,000,000 8.15% debentures due August 31, 2005 and all accrued interest of approximately $3,500,000 thereon into new 10% Convertible Redeemable Secured Debentures due October 15, 2011, convertible into common shares at a rate of $0.21 per common share. The exchange offer is subject to terms and conditions set forth in a private offering memorandum and consent solicitation statement sent to holders of 8.15% debentures (see note 16). The Corporation has entered into lock-up agreements with holders of approximately $67,000,000 in principal amount or 95% of the outstanding 8.15% debentures. The exchange offer is expected to close on August 22, 2005.

•
The Corporation amended its agreement with the CTR lenders, pursuant to which, the repayment terms of loans in the amount of $36,174,000 (US $29,500,000) have been rescheduled and the maturity extended to May 17, 2008 (see note 10).

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

•
On May 19, 2005, the Corporation entered into a Credit Agreement providing for a credit facility of up to $50,000,000 (US $39,625,000) with a syndicate of lenders comprised of the 8.15% debenture holders (see note 9), of which $12,078,000 (US$9,850,000) had been drawn as at June 30, 2005.

• The Corporation, during the second quarter ended June 30, 2005 continued its restructuring activities to reduce costs.

Management believes that with the above actions, plans and the support of the Corporation’s current shareholders, lenders, trade creditors and its customers, it will be able to continue operating as a going concern. There can, however, be no assurance that such actions and plans described above will result in sufficient funds.

3.	Adoption of New Accounting Policies and Recent Pronouncements

In June 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3831, Non-Monetary Transactions, which establishes the standards for the measurement and disclosure of non-monetary transactions. The requirement to measure an asset or liability exchanged or transferred in a non-monetary transaction at fair value has unchanged from the former Section 3830. However, an asset or liability exchanged or transferred in a non-monetary transaction is measured at its carrying value when “the transaction lacks commercial substance”, which replaces the “culmination of the earnings process” criterion in former Section 3830. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption is permitted for non-monetary transactions initiated in periods beginning on or after July 1, 2005. SR Telecom had no non-monetary transactions in the three months and the six months ended June 30, 2005.

The CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities. The guideline presents the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests, effective November 1, 2004. Adoption of this guideline did not have an impact on the results of operation or financial position of the Corporation. SR Telecom had no variable interest entities at June 30, 2005.

The CICA issued revisions to section 3860 of the CICA Handbook, Financial Instruments - Disclosure and Presentation. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equity. These revisions came into effect on January 1, 2005. These recommendations did not have an impact on the results of operation or financial position of the Corporation. SR Telecom had no such financial instruments in the three months and the six months ended June 30, 2005.

The CICA issued Section 3870, Stock-Based Compensation and Other Stock-Based Payments. The Corporation has adopted the new transitional provisions of this section, effective January 1, 2004, where compensation expense will be recognized on all issued and outstanding stock options issued to employees after January 1, 2002, in accordance with the fair value method of accounting. This provision was applied retroactively, without restatement of prior periods. As a result, opening deficit increased by $272,000 and contributed surplus was recorded for the same amount at January 1, 2004.

4.	Accounts Receivable

The long-term accounts receivable balance is comprised of an amount of $5,737,000 (US$4,680,000) receivable from Teleco de Haiti. The Corporation is currently involved in proceedings to collect the funds. The results of the legal proceedings are not determinable at this time. The following discloses the details of the proceedings:

In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d'Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three-party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

In July 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceedings as an observer. In February 2002, Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to SR Telecom since the execution of a Termination Agreement between SR Telecom and Teleco de Haiti, alleging that such Termination Agreement ended their obligations under the Tripartite Agreement.

On April 24, 2003, the arbitration tribunal rendered a decision, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the Termination Agreement preserved and did not extinguish SR Telecom's right to continue to receive payments from MCI under the Tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court. If MCI accepts the Tripartite Agreement then SR Telecom would have claims on both pre-petition amounts (paid based on the consolidation motion) and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco de Haiti Voice Settlement Account.

On April 27, 2004, MCI’s Bankruptcy Plan was made effective and the Court approved date for filing of objections was six months from the effective date of the Plan. On October 15, 2004, MCI objected to the claim. SR Telecom filed a notice of objection and is continuing to pursue its claim with MCI. The parties have entered the discovery process. Concurrently, SR Telecom continues to be in discussions with Teleco de Haiti to accelerate the collection outside of the court process. SR Telecom has a reasonable expectation that its claim will be upheld by the court, and therefore no provision for loss has been recorded with respect to this amount receivable. If SR Telecom cannot recover a substantial amount from MCI International, it could have a material impact on SR Telecom's results of operations.

5.	Restructuring, Asset Impairment and Other Charges

During the second quarter of 2005, as part of its restructuring efforts, the Corporation undertook a review of certain aspects of its operations. Accordingly, the Corporation decided that it would manufacture discontinue certain product lines, no longer support prior versions of certain products and change its approach to repairs. As a result, inventory, in the amount of $19,859,000 offset by an inventory provision of $3,311,000, comprised mostly of raw materials and repair stock, was written off or written down to its estimated net realizable value. The inventory affected was located primarily in Canada and in France.

During the second quarter of 2004, restructuring charges of $12,719,000 were accrued in the statement of earnings. These charges were predominantly comprised of severance and termination benefits, lease charges and the write off of specific inventory and other assets. These charges were undertaken by the Corporation to reduce its cost structure in line with current and projected revenue levels. In total, 86 employees were terminated including 59 research and development employes, 6 project management employees, 10 sales and marketing employees, 4 operation employees and 7 administration employees.

Management also decided that it would no longer pursue the development and sale of the stride 2400 product line. As a result, the Corporation recorded the write off of certain inventory of $1,086,000 in the second quarter of 2004. The Corporation also recorded the write off of deferred charges of $266,000 during the same quarter.

At June 30, 2005, the remaining balance of the 2004 restructuring provision is $1,266,000.

6.	Capital Stock

An unlimited number of common shares and preferred shares issuable in series are authorized.

Issued and outstanding
	June 30, 2005		December 31, 2004
	(000's	)	(000's	)
17,610,132 common shares (17,610,132 - December 31, 2004)	$219,653		$219,653
3,924,406 warrants (3,924,406 - December 31, 2004)	$13,029		$13,029

See notes 2 and 16.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

The following table summarizes the activity in the Employee Stock Option Plan for the six months ended:

	June 30, 2005		June 30, 2004
	Number of options	Weighted-average exercise prices	Number of options	Weighted-average exercise prices
Outstanding, beginning of period	406,580	$25.03	306,310	$32.96
Granted	-	-	149,000	$7.47
Forfeited / expired	12,380	$20.65	(23,380)	$28.43
Outstanding, end of period	394,200	$25.16	431,930	$24.41
Exercisable, end of period	217,770	$35.64	153,460	$41.69

The following table summarizes information about the Corporation's outstanding and exercisable stock options at June 30, 2005:

Range of exercise prices	Options outstanding	Weighted average exercise prices	Weighted average remaining contractual life	Options exercisable	Weighted average exercise prices
$6.40 - $9.80	170,200	$7.67	8.6 years	39,100	$7.81
$16.30 - $24.50	115,350	$18.48	6.2 years	79,400	$18.14
$35.30 - $53.00	58,450	$47.70	4.8 years	49,430	$47.58
$56.60 - $85.30	40,000	$64.65	4.5 years	39,640	$64.46
$89.70 - $130.80	10,200	$108.64	1.6 years	10,200	$108.64
	394,200	$25.16	6.7 years	217,770	$35.64

Effective January 1, 2004, the Corporation adopted the transitional provisions of the Canadian Institute of Chartered Accountants recommendations relating to stock-based compensation and other stock-based payments. The Corporation has determined compensation cost of stock options using the fair value method and has applied this change retroactively without restatement of prior periods (see note 3).

For the six months ended June 30, 2005, $139,000 (for the six months ended June 30, 2004 - $112,000) is recognized as compensation cost in the consolidated statement of earnings for awards granted since January 1, 2002. For the three months ended June 30, 2005, $70,000 (for the three months ended June 30, 2004 - $72,000) is recognized as compensation cost in the consolidated statement of earnings. The compensation cost is based on the weighted-average grant date fair value of $6.33 per stock option for the 262,000 stock options granted since January 1, 2002.

7.	Business Segments and Concentrations

SR Telecom operates in two business segments. The first is the engineering, marketing and manufacturing of wireless telecommunication products and the installation of related turnkey systems. These products are used to provide and upgrade Internet, data and voice telecommunication systems for carriers in urban, rural and remote areas. The products are also used to provide data, voice and telecommunication systems for industrial use.

The second business segment, carried out by Comunicación y Telefonia Rural S.A. (CTR) in Chile, provides telecommunication services to end-users.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

As at June 30, 2005 and December 31, 2004:

	Wireless Telecommunications Products			Telecommunications Service Provider			Inter-Segment Eliminations			Consolidated
	2005		2004	2005		2004	2005		2004	2005		2004
		$	$		$	$		$	$		$	$
Balance Sheets
Property, plant and equipment, net	17,543		19,575	79,488		82,015	(15,710)		(16,148)	81,321		85,442
Intangible assets, net	4,043		4,494	-		-	-		-	4,043		4,494
Other assets, net	4,850		972	5,699		5,311	(5,316)		(5,296)	5,233		987
Total assets	209,216		238,714	152,201		154,485	(165,865)		(165,575)	195,552		227,624

For the three months ended June 30, 2005 and 2004:

Statements of Earnings
External revenues	12,969		31,559	4,719		5,039	-		-	17,688		36,598
Intersegment revenues	13		163	-		-	(13)		(163)	-		-
Gross profit	3,048		13,211	4,719		5,039	-		-	7,767		18,250
Interest expense, net	1,714		1,227	748		734	-		-	2,462		1,961
Depreciation of property, plant and equipment	1,002		1,307	1,672		1,634	(218)		(239)	2,456		2,702
Amortization of intangible assets	226		226	-		-	-		-	226		226
Amortization of other assets	88		119	148		142	158		10	394		271
Restructuring, asset impairment and other charges	16,548		12,719	-		-	-		-	16,548		12,719
Income tax expense	116		6	-		-	-		-	116		6
Net loss	(28,434)		(21,414)	(2,243)		(1,966)	-		-	(30,677)		(23,380)

For the six months ended June 30, 2005 and 2004:

Statements of Earnings
External revenues	25,732	53,159	9,853	9,646	-	-	35,585	62,805
Intersegment revenues	13	252	-	-	(13)	(252)	-	-
Gross profit	5,953	20,929	9,853	9,646	-	-	15,806	30,575
Interest expense, net	3,249	2,266	1,445	1,492	-	-	4,694	3,758
Depreciation of property,
plant and equipment	2,030	2,576	3,256	3,273	(436)	(478)	4,850	5,371
Amortization of intangible assets	451	444	-	-	-	-	451	444
Amortization of other assets	204	254	286	292	20	20	510	566
Restructuring, asset impairment and other charges	16,548	12,719	-	-	-	-	16,548	12,719
Income tax expense	256	298	-	25	-	-	256	323
Net loss	(41,321)	(36,520)	(3,122)	(3,745)	-	-	(44,443)	(40,265)
Purchase of property, plant and equipment and other assets for the six months ended June 30	4,333	1,144	1,533	1,148	2	103	5,868	2,395

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Geographic Information

The Corporation's basis for attributing revenue from external customers is based on the location of the customer. Sales to customers located outside of Canada were approximately 99% of revenue or $17,520,000 for the three month period ended June 30, 2005 and 98% of revenue or $34,795,000 for the six month period ended June 30, 2005. Sales to customers located outside of Canada were approximately 95% of revenue or $34,709,000 for the three month period ended June 30, 2004 and 96% of revenue or $60,030,000 for the six month period ended June 30, 2004.

The following sets forth external revenue by individual foreign country where the revenue exceeds 10% of total consolidated revenue for the period indicated:

For the three month period ended June 30, 2005:			For the three month period ended June 30, 2004:

	% of Revenue	Revenue (000's)		% of Revenue	Revenue (000's)
Canada	1.0%	$168	Canada	5.2%	$1,889
Mexico	30.6%	$5,414	Chile	13.9%	$5,077
Chile	26.7%	$4,719	Thailand	13.7%	$5,013
Other	41.7%	$7,387	Other	67.2%	$24,619
	100.0%	$17,688		100.0%	$36,598

For the six month period ended June 30, 2005:			For the six month period ended June 30, 2004:

	% of Revenue	Revenue (000's)		% of Revenue	Revenue (000's)
Canada	2.2%	$790	Canada	4.4%	$2,775
Spain	10.7%	$3,802	Chile	15.4%	$9,684
Mexico	15.9%	$5,665	Thailand	12.8%	$8,037
Chile	27.7%	$9,853	Other	67.4%	$42,309
Other	43.5%	$15,475		100.0%	$62,805
	100.0%	$35,585

The following sets forth external revenue by individual customer where the revenue exceeds 10% of total consolidated revenue for the period indicated. All these customers are part of the wireless telecommunications products business segment.

For the three month period ended June 30, 2005:			For the three month period ended June 30, 2004:

	% of Revenue	Revenue (000’s)		% of Revenue	Revenue (000’s)
Telefonos de Mexico, S.A. de C.V. (Telmex)	28.5%	$5,038	Rural Telephone Services Company Limited	13.5%	$4,930

For the six month period ended June 30, 2005:			For the six month period ended June 30, 2004:

	% of Revenue	Revenue (000’s)		% of Revenue	Revenue (000’s)
Telefonos de Mexico, S.A. de C.V. (Telmex)	14.2%	$5,038
Siemens S.A.	10.7%	$3,802	Rural Telephone Services Company Limited	10.0%	$6,283

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

The following sets forth the property, plant and equipment by location:

	June 30,	December 31,
	2005	2004
	(000's)	(000's)
Canada	$14,935	$16,628
Chile	$63,778	$65,867
Other	$2,608	$2,947
	$81,321	$85,442

8.	Other Assets

As at June 30, 2005, other assets comprised of professional fees of $2,850,000 primarily relating to the establishment of the credit facility and the debenture exchange, as well as financial costs comprised mainly of broker, dealer and agent fees and of a 2% commitment fee (described in note 9) in the total amount of $1,796,000 incurred in relation to the Credit Agreement. The Corporation is amortizing the deferred costs related to the credit facility over the term of the Agreement, beginning in June 2005.

9.	Long-Term Credit Facility

On May 19, 2005, SR Telecom entered into a US dollar denominated Credit Agreement providing for a credit facility of up to $50,000,000 (US$39,625,000) with a syndicate of lenders (some of the 8.15% debenture holders) and BNY Trust Company of Canada as administrative and collateral agent. The credit facility is revolving until October 1, 2006, followed by a non-revolving term that extends to October 2, 2011. The credit facility is secured, by a first priority lien on all of existing and after-acquired assets of the Corporation. The first tranche of approximately $20,000,000 (US$15,850,000) was available immediately and as at June 30, 2005, $12,078,000 (US$9,850,000) has been drawn down. The remainder of the credit facility becomes available to the Corporation, subject to approved budgets or covenant compliance. The interest on the credit facility is comprised of the cash portion, which is the greater of 6.5% and three-month US Dollar LIBOR rate plus 3.85% and additional interest paid in cash or in kind, which is the greater of 7.5% and the three-month US Dollar LIBOR rate plus 4.85%. In addition to the above, the financial terms of the credit facility include the following: a 2% commitment fee based on the facility as it becomes available and a payout fee of either, at the option of the lenders, 5% of the US$39,625,000 maximum loan or 2% of distributable value, as defined in the Credit Agreement (which approximates the market capitalization of the Corporation), at maturity, payable by issuing debt or equity. As at June 30, 2005, $75,000 of interest paid in kind was accrued.

10.	Long-Term Debt

Pursuant to the terms of an Amendment Agreement, the CTR lenders have agreed to restructure the repayment schedule of their $36,174,000 (US$29,500,000) loan and to postpone the maturity of the loans until May 17, 2008. The interest rate is at LIBOR plus 4.5%, increased by 1% per year, payable in kind. The Corporation continues to guarantee the performance of the obligations of CTR to the CTR lenders up to an amount of US$12,000,000. This guarantee is secured against the assets of SR Telecom and ranks pari passu with the 10% convertible debentures and subordinate to the security for the credit facility. As part of the agreement, the guarantee may be reduced over time to the extent that SR Telecom makes payments to the CTR lenders on account of principal. The Corporation has also agreed to provide certain management, technical, inventory and other support to CTR.

11.	Debentures

As at June 30, 2005, the unsecured 8.15% debenture is recorded at $74,987,000, which includes $71,000,000 of the principal amount and $3,987,000 of accrued interest. Refer to notes 2 and 16 for a description of the debenture exchange offer.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

12.	Restricted Cash

The Corporation has a total amount of short-term restricted cash of $2,045,000 as at June 30, 2005. Of this balance, $650,000 is in the form of Guaranteed Investment Certificates to secure letters of guarantee issued by a Canadian chartered bank on behalf of the Corporation.

CTR, the Chilean subsidiary, has short-term restricted cash of $895,000 (422,392 million pesos) to cover part of the interest and principal portions on the US long-term debt.

The balance of the short-term restricted cash and long-term restricted cash in the amounts of $500,000 (US$408,000) and $502,000 (US$409,000) respectively, is to secure certain obligations on the San Jose, California lease obligation, which expires in September 2006.

13.	Commitments and Guarantees

SR Telecom has entered into bid and performance related bonds associated with various customer contracts. Performance bonds generally have a term of twelve months. Bid bonds generally have a much shorter term. The potential payments due under these bonds are related to SR Telecom's performance under the applicable customer contracts. The total amount of bid and performance related bonds that were available and undrawn at June 30, 2005 is $2,689,000.

As part of the normal sale of products, the Corporation has provided its customers with product warranties that generally extend for one year. As at June 30, 2005, the warranty provision is $571,000. The Corporation also indemnifies its customers against actions from third parties related to intellectual property claims arising from the use of the Corporation’s products. Claims under such indemnifications are rare and the associated fair value of the liability is not material.

Pursuant to the acquisition of Netro, the Corporation has agreed to indemnify and hold harmless, the directors and officers of Netro, for a period of six years and has accrued an amount of $1,840,000 (US$1,501,000).

14.	Litigation

The following disclosure updates the information previously disclosed in the Corporation’s audited consolidated financial statements for the year ended December 31, 2004. Therefore, this note should be read in conjunction with note 24 to the aforementioned financial statements.

The Corporation has included in accounts payable and accrued liabilities, management's best estimate of the outcome of several litigations. The following describes updates in the second quarter of 2005:

Solectron Arbitration

The Corporation did not meet its February 2005 payment obligation, pursuant to the settlement agreement, resulting in Solectron serving a judicial citation of US$1,450,000 on March 11, 2005. The Corporation, as subsequently agreed to with Solectron, has paid the then overdue amount of US$550,000 including interest and fees on June 15, 2005. The remaining balance of US$900,000 is due on August 26, 2005.

Axio Wireless (“Axio”) Arbitration

In November 2003, Axio, a service provider brought a civil action against the Corporation seeking damages for alleged breach of a service agreement with the Corporation. The Corporation petitioned the court to refer to this matter under arbitration, which took place between March 14 and March 17, 2005. The court issued an award on June 2, 2005 in favour of SR Telecom and denied all relief requested by Axio.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Future Communications Company (“FCC”) Litigation

The dispute with FCC relates to the alleged improper drawdown by SR Telecom USA, Inc. (formerly, Netro Corporation) of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by Netro to accept return of inventory provided to FCC. The appeal, filed on March 2, 2005, was rejected by the Kuwait Appeal Court and the Corporation appealed this decision to the highest of the Kuwait Courts on July 4, 2005, at which time a new court date to pursue the litigation is to be determined.

North San Jose Interests

During the current quarter of 2005, lawyers for North San Jose Interests, a California limited partnership (the landlord), sent a letter to the Corporation for non-payment of the San Jose, California lease, accrued real property taxes and tenant reimbursements (collectively “additional rent”) in the aggregate amount of US$856,000, including late charges for the month of April 2005 of US$18,500.

General

From time to time, the Corporation is involved in various legal proceedings in the ordinary course of business. The Corporation is not currently involved in any additional litigation that, in management's opinion, would have a material adverse effect on its business, cash flows, operating results or financial condition; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Corporation's business in the future.

15.	Comparative Figures and Amendments

During the second quarter of 2004, a subsidiary of the Corporation, as a result of a clerical oversight, recorded as revenue an amount that had been previously properly accrued as revenue. The Corporation is amending its financial statements for the second quarter and six months ended June 30, 2004 to adjust for the overstatement of revenue, accounts receivable, and cost of sales and the understatement in inventory. The effect of this adjustment on the consolidated financial statements is to decrease accounts receivable and revenue by $830,000, to decrease cost of sales and increase inventory by $523,000, and to increase net loss and net loss per share (basic and diluted) in the amounts of $307,000 and $0.02, respectively, as at and for the three and six months ended June 30, 2004.

The Corporation has restated its second quarter interim financial statements and management’s discussion and analysis for the three and six months ended June 30, 2004, to reflect these adjustments.

The attached table summarizes the adjustments:

June 30, 2004	Three months ended		Six months ended
(in 000's except for per share amounts)	Increase	Decrease	Increase	Decrease

Accounts receivable		$830		$830
Inventory	$523		$523

Revenue		$830		$830
Cost of sales		$523		$523
Net loss	$307		$307

Net loss per share, basic and diluted	$0.02		$0.02

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

16.	Subsequent Events

	a)	10% Convertible Redeemable Secured Debentures

On July 21, 2005 the Corporation issued a private offering memorandum to its debenture holders to exchange all of the 8.15% senior unsecured debentures and accrued interest to date into 10% convertible redeemable secured debentures (“new convertible debentures”), due October 15, 2011. Interest on the new convertible debentures is payable in cash or in kind by the issuance of additional convertible debentures, at the option of the Corporation.

The convertible debentures will be secured by a charge over substantially all of the assets of the Corporation, ranking behind the security interest granted to the lenders under the credit facility, and pari passu with the CTR loan, and subject to the terms of an Inter-Creditor agreement which will be entered into between the lenders, under the terms of the Credit Agreement, the 10% convertible debenture holders and the CTR lenders, which will set out certain rights and obligations between them.

The new convertible debentures will be convertible into common shares at a rate of approximately 4,694 common shares per $1,000 in principal amount of new convertible debentures, representing a conversion price at closing of approximately $0.21 per common share.

Following the closing of the debenture exchange, $10,000,000 of the 10% new convertible debentures will be converted into approximately 46,939,218 common shares, representing approximately 73% of the issued and outstanding common shares of SR Telecom.

In accordance with Canadian GAAP, the 10% convertible debentures issued in exchange for the 8.15% debentures will be accounted for in accordance with their substance and will be presented in their component parts of debt and equity, measured at their respective fair values. The debt component will be measured at the issue date as the present value of the cash payments of interest and principal due under the terms of the debentures discounted at a rate of interest, which approximates a similar non-convertible financial instrument with comparable terms and risk. The difference between the fair value and the face value of the debentures will be allocated to equity. The debt component will be accreted to its face value through a charge to earnings over its term.

	b)	Rights Offering

As soon as practical, following the closing of the debenture exchange, the Corporation intends, subject to market conditions, to file a prospectus relating to a “rights offering” to its existing shareholders. Pursuant to the rights offering, the Corporation will offer to shareholders holding its currently outstanding common shares the right to subscribe to common shares at a price to be determined, but no less than a 20% premium to the conversion price of approximately $0.21 per share of the 10% convertible debentures. As the mandatory conversion of 10% convertible debentures will take place after the record date for the rights offering, 8.15% debenture holders who receive common shares directly as a result of the mandatory conversion of the 10% convertible debentures will not be entitled to participate in the rights offering in respect of such common shares only.

The first $25,000,000 raised under the rights offering will be used for working capital and general corporate purposes, and all amounts raised in excess of $25,000,000 will be applied 50% to working capital and general corporate purposes and 50% to a pro-rata redemption of the new convertible debentures and the CTR US debt at 95% of their face value. The Corporation shall not be obligated to pay more than 25% of the 10% convertible debentures, and for the purpose of applying this limitation both the payment resulting from the rights offering and the principal amount of the 10% convertible debentures that are subject to the mandatory conversion will be considered to be amounts paid by the Corporation.

	c)	Registration Rights

Upon consummation of the debenture exchange, the Corporation will enter into a Registration Rights Agreement, pursuant to which, it will use its reasonable best efforts to file a shelf registration statement in the United States for the resale of the 10% convertible debentures and the underlying common shares. If the Corporation does not

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

comply with certain of its obligations under the Registration Rights Agreement, the Corporation will be required to pay certain liquidated damages to the holders of 10% convertible debentures and the underlying common shares under certain circumstances, which in turn will result in an increase in the interest rate of the 10% convertible debentures until such default is cured.

d)	Restructuring and Other Expenses

On August 4, 2005, a payout of approximately $644,000 was incurred by the Corporation, relating to the termination of employees which were originally temporarily laid-off in January 2005, and as of that date, have been terminated indefinitely. These charges are comprised of severance and termination benefits of employees in the Canadian office. These charges were undertaken by the Corporation to continue to reduce its cost structure in line with current and projected revenue levels. In total, 76 employees were terminated. Additional severance expense will be incurred in the third and fourth quarters of 2005 in the approximate amount of $444,000.

In July 2005, a payout of $588,000 was incurred by the Corporation in connection with the resignation of the President and Chief Executive Officer of SR Telecom, as part of his employment contract. Additional charges of $155,000 will be incurred by the Corporation in the third quarter of 2005 based on agreed terms.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783